SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 2)

Hawk Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
420089 10 4
(CUSIP Number)
Marc C. Krantz
Kohrman Jackson & Krantz P.L.L.
1375 East 9th Street, 20th Floor,
Cleveland, OH 44114;
216-696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	420089 10 4	Page	2	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Norman C. Harbert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		61,131(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,035,511(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		61,131(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,096,642(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 2,217 shares held by Mr. Harbert’s 401(k) plan.
(2) Includes 1,000,511 shares held by the Harbert Family Limited Partnership and 35,000 shares held by the Harbert Foundation.

CUSIP No.	420089 10 4	Page	3	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Harbert Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		1,000,511

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,511

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,511

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	420089 10 4	Page	4	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Harbert Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		35,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	420089 10 4	Page	5	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ronald E. Weinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		326,812(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,083,153(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		326,812(1)

WITH	10	SHARED DISPOSITIVE POWER

1,083,153(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,409,965(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes a currently exercisable option to purchase 135,967 shares.
(2) Includes 1,083,153 shares owned by the Weinberg Family Limited Partnership.

CUSIP No.	420089 10 4	Page	6	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Weinberg Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		1,083,153

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,083,153

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,083,153

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	420089 10 4	Page	7	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Byron S. Krantz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		49,064(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		243,876(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		49,064(1)

WITH	10	SHARED DISPOSITIVE POWER

243,876(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

292,940(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes a currently exercisable option to purchase 8,968 shares.
(2) Includes 243,876 shares owned by the Krantz Family Limited Partnership.

CUSIP No.	420089 10 4	Page	8	of	12	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Krantz Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		243,876

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		243,876

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

243,876

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	420089 10 4	Page	9	of	12	Pages
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 2 to Schedule 13D is filed by Norman C. Harbert, the Harbert Family Limited Partnership (the “HFLP”), the Harbert Foundation (the “Foundation”), Ronald E. Weinberg, the Weinberg Family Limited Partnership (the “WFLP”), Byron S. Krantz and the Krantz Family Limited Partnership (the “KFLP”) (collectively, the “Reporting Persons”) relating to shares of Class A common stock, par value $0.01 per share (the “Common Stock”), of Hawk Corporation, a Delaware corporation (“Hawk”).
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     On July 1, 2010, Hawk announced that its Board of Directors has determined to commence a process to explore and consider possible strategic alternatives for Hawk. Hawk’s press release was filed as Exhibit 99.1 to Hawk’s Form 8-K filed with the Securities and Exchange Commission on July 1, 2010 and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     Items 5(a), (b) and (c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by Hawk, there are currently 7,815,795 shares of Common Stock outstanding.
     Mr. Harbert beneficially owns 1,096,642 shares of Common Stock, including 2,217 shares held in his 401(k) plan, 1,000,511 shares held by the HFLP and 35,000 shares held by the Foundation, or 14.0% of the outstanding Common Stock. The HFLP beneficially owns 12.8% of the outstanding Common Stock. The Foundation beneficially owns 0.5% of the outstanding Common Stock.
     Mr. Weinberg beneficially owns 1,409,965 shares of Common Stock, including 1,083,153 shares held by the WFLP and a currently exercisable option to purchase 135,967 shares of Common Stock or 18.0% of the outstanding Common Stock, assuming exercise of the option held by Mr. Weinberg. The WFLP beneficially owns 13.7% of the outstanding Common Stock.
     Mr. Krantz beneficially owns 292,940 shares of Common Stock, including 243,876 shares held by the KFLP and a currently exercisable option to purchase 8,968 shares of Common Stock, or 3.8% of the outstanding Common Stock, assuming exercise of the option held by Mr. Krantz. The KFLP beneficially owns 3.1% of the outstanding Common Stock.
     (b) Mr. Harbert, as chairman of the board of trustees of the Foundation, has shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, the shares of Common Stock owned by the Foundation. The Foundation has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the shares of Common Stock owned by it.

CUSIP No.	420089 10 4	Page	10	of	12	Pages
     (c) None of the Reporting Persons have effected any transactions in the Common Stock in the past sixty days.
Item 7. Material to be Filed as Exhibits.
     7.1    Joint Filing Agreement

CUSIP No.	420089 10 4	Page	11	of	12	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 6, 2010

/s/ Norman C. Harbert
Norman C. Harbert, Individually

Harbert Family Limited Partnership
/s/ Norman C. Harbert
Norman C. Harbert, managing general partner

Harbert Foundation
/s/ Norman C. Harbert
Norman C. Harbert, chairman

/s/ Ronald E. Weinberg
Ronald E. Weinberg, Individually

Weinberg Family Limited Partnership
/s/ Ronald E. Weinberg
Ronald E. Weinberg, managing general partner

/s/ Byron S. Krantz
Byron S. Krantz, Individually

Krantz Family Limited Partnership
/s/ Byron S. Krantz
Byron S. Krantz, managing general partner

CUSIP No.	420089 10 4	Page	12	of	12	Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement